SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
March, 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205–5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)
Telephone (403) 262-1838

                        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

                        FORM 20-F X                                                           Form 40-F

                        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____________                                                    No X

                        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST

Exhibit                                                Description

99                                                     Press Release

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

March 12, 2003.

BIRCH MOUNTAIN RESOURCES LTD.

By:  /s/ Donald L. Dabbs

DONALD L. DABBS

Vice-President and CFO